Exhibit 99.2

NeuroSense Therapeutics

NEUROSENSE THERAPEUTICS LTD.
11 HAMENOFIM STREET
BUILDING B
HERZLIYA 4672562
ISRAEL

SCAN TO VIEW MATERIALS & VOTE

VOTE BY INTERNET - www.proxyvote.com or scan the QR Barcode above
Use the Internet to transmit your voting instructions and for electronic delivery of information. Vote by 11:59 p.m. Eastern Time on September 24, 2025. Have your proxy card in hand when you access the web site and follow the instructions to obtain your records and to create an electronic voting instruction form.

ELECTRONIC DELIVERY OF FUTURE PROXY MATERIALS
If you would like to reduce the costs incurred by our company in mailing proxy materials, you can consent to receiving all future proxy statements, proxy cards and annual reports electronically via e-mail or the Internet. To sign up for electronic delivery, please follow the instructions above to vote using the Internet and, when prompted, indicate that you agree to receive or access proxy materials electronically in future years.

VOTE BY PHONE - 1-800-690-6903
Use any touch-tone telephone to transmit your voting instructions. Vote by 11:59 p.m. Eastern Time on September 24, 2025. Have your proxy card in hand when you call and then follow the instructions.

VOTE BY MAIL
Mark, sign and date your proxy card and return it in the postage-paid envelope we have provided or return it to Vote Processing, c/o Broadridge, 51 Mercedes Way, Edgewood, NY 11717.

TO VOTE, MARK BLOCKS BELOW IN BLUE OR BLACK INK AS FOLLOWS:

V79009-P37940

KEEP THIS PORTION FOR YOUR RECORDS

THIS PROXY CARD IS VALID ONLY WHEN SIGNED AND DATED.

DETACH AND RETURN THIS PORTION ONLY

NEUROSENSE THERAPEUTICS LTD.

YOU ARE ENCOURAGED TO SPECIFY YOUR CHOICES BY MARKING THE APPROPRIATE BOXES. WHERE A CHOICE IS NOT SPECIFIED, THE PROXIES WILL VOTE THE SHARES IN ACCORDANCE WITH THE BOARD OF DIRECTORS' RECOMMENDATIONS.

THE BOARD OF DIRECTORS RECOMMENDS A VOTE "FOR" ALL PROPOSALS.	**For**	**Against**	**Abstain**
1. To approve and ratify the appointment of Somekh Chaikin, certified public accountants in Israel and a member of KPMG International, as the Company's auditors for the year 2025 and for an additional period until the next annual general meeting.	☐	☐	☐
2. To approve the election of Ms. Christine Pellizzari to the board of directors to serve until the first annual general meeting after the Meeting.	☐	☐	☐
3. To approve the re-election of Dr. Revital Mandil-Levin and the election of Mr. Cary Claiborne to the board of directors, each to serve until the third annual general meeting after the Meeting.			
3a. Dr. Revital Mandil-Levin	☐	☐	☐
3b. Mr. Cary Claiborne	☐	☐	☐

In their discretion, the proxies are authorized to vote upon such other business as may properly come before the Annual General Meeting. This proxy when properly executed will be voted as directed herein by the undersigned shareholder. **If no direction is made, this proxy will be voted "FOR" Proposal 1, "FOR" Proposal 2, and "FOR" Proposals 3a and 3b.**

Note: Please sign exactly as your name or names appear(s) on this Proxy. When shares are held jointly, each holder should sign. When signing as executor, administrator, attorney, trustee or guardian, please give full title as such. If the signer is a corporation, please sign full corporate name by duly authorized officer, giving full title as such. If signer is a partnership, please sign in partnership name by authorized person.

Signature [PLEASE SIGN WITHIN BOX]	Date	Signature (Joint Owners)	Date

Important Notice Regarding the Availability of Proxy Materials for the Annual General Meeting:The Notice and Proxy Statement is available at www.proxyvote.com. V79010-P37940 NEUROSENSE THERAPEUTICS LTD. Proxy for Annual General Meeting of Shareholders on September 25, 2025 Solicited on Behalf of the Board of Directors The undersigned hereby appoints Alon Ben-Noon and Or Eisenberg and each of them, with full power of substitution and power to act alone, as proxies to vote all the ordinary shares which the undersigned would be entitled to vote if personally present and acting at the Annual General Meeting of Shareholders of NeuroSense Therapeutics Ltd., to be held September 25, 2025at 11 Hamenofim St., Building B, Herzliya 4672562, Israel, and at any adjournments or postponements thereof. Continued and to be signed on the reverse side